MOBIFORM SOFTWARE, INC.
1255 N. Vantage Pt. Drive, Suite A
Crystal River, Florida 34429

June 20, 2008

Mr. Mark P. Schuman,
Branch Chief-Legal
Michael F. Johnson, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N,W.
Washington, D.C. 20549-7010  VIA EDGAR and FACSIMILE to 202-772-9208

Mail Stop 4561

Re:	Mobiform Software, Inc. Registration Statement on Form S-1, Registration No. 333-150158 (the “Registration Statement”)

Dear Messrs. Schuman and Johnson:

On behalf of Mobiform Software, Inc. (the “Company”), I hereby request that the above-captioned Registration Statement be ordered effective at 4:00 p.m. on Tuesday, June 24, 2008, or as soon as practicable thereafter.

On behalf of the Company I represent as follows:

(a)
the Company understands that should the SEC or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

(b)
the Company understands that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)
the Company will not assert the action of the SEC in declaring the Registration Statement effective as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Allen Ronald DeSerranno

Allen Ronald DeSerranno
President